Exhibit 9

Execution Copy

Faraday Future Intelligent Electric Inc. (FFIE)

Preliminary Summary of Terms and Conditions

July 30, 2022

The following is a summary of the preliminary terms and conditions (“Term Sheet”) for a proposed convertible term loan facility to the Borrower (the “Financing”). This Term Sheet is not intended to be a definitive agreement on all the terms of the Financing, and such terms and any obligation of the parties with respect to the Financing are subject to completion of business, financial and legal due diligence and the negotiation and execution of the definitive documents for the Financing (it being understood that the delivery of additional diligence information shall be made only pursuant to a mutually acceptable confidentiality agreement). This Term Sheet does not represent or constitute any commitment to arrange or provide any financing to, or on behalf of, the borrower or any affiliates thereof. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that their respective agreements set forth below under the headings “Legal Fees” (other than the last sentence thereof), “Exclusivity” and “Governing Law” are intended to be, and are, binding and enforceable agreements of the parties with respect to the matters set forth therein and shall survive the termination or expiration of this agreement.

Borrower:	Faraday Future Intelligent Electric Inc. (NASDAQ: FFIE) (“FFIE”, the “Company” or the “Borrower”).

Guarantors:	Each subsidiary of Borrower, subject to customary exceptions to be reasonably agreed to by the parties.

Lead Investor:
Several financial investors to be confidentially identified by FF Top Holding LLC (“FF Top”) are anticipated to serve as lead investor through a new or existing investment vehicle (the “Lead Investor”). Any final agreement to accept funds from Lead Investor will be subject to reasonable due diligence by FFIE (it being understood that the reasonableness of any such due diligence will be determined by FFIE in its sole and absolute discretion) regarding the ultimate beneficial owner of those funds as well as the source of the funds, and FF Top agrees to facilitate any reasonable requests related to that due diligence. FF Top anticipates providing reasonable downside protection to Lead Investor through a pledge of a portion of its FFIE shares, and sharing with Lead Investor in any appreciation in Lead Investor’s investment pursuant to the Financing. Except as expressly set forth in the preceding sentence, the Lead Investor and its affiliates are not affiliates or direct or indirect equityholders of, and have no direct or indirect economic interest in, and have not directly or indirectly entered into any material agreement, arrangement or understanding related to the Financing (except as expressly set forth in the preceding sentence) with, any director, officer, employee, manager, partner or equityholder (or any of their respective immediate family members (as defined in 40 CFR § 170.305) or any spouse of any such director, officer, employee, manager, partner, equityholder or immediate family member) of FF Global Partners LLC (“FF Global”), FF Top, or any of their respective affiliates other than FFIE and its subsidiaries (each, a “Related Person”). The Financing will not, as of the Closing Date, directly or indirectly increase any of FF Global’s, FF Top’s or any Related Person’s ownership or voting power of FFIE or confer any other rights or obligations between the Lead Investor and its affiliates and any of FF Global, FF Top or any Related Person, and as of the Closing Date none of FF Global, FF Top or any Related Person will have any agreement, arrangement or understanding which would enable it to, directly or indirectly, participate in any of the post-closing operations or decisions of Lead Investor and its affiliates; provided that if the matters discussed in this sentence changes after the Closing Date, FF Top will revise its public disclosure to reflect such changes pursuant to applicable law and regulations. The Lead Investor shall provide reasonable proof of funds for not less than $100,000,000 on or prior to the Lead Signing Date and on the Lead Signing Date will have a binding commitment to purchase Tranche A Notes pursuant to, and subject to the terms and conditions in, the definitive documents for the Financing, which definitive documents shall be governed by Delaware or New York law.

Facility:	A $150,000,000 - $600,000,000 facility (the “Facility”), as follows:

Tranche A Notes: $150,000,000 - $300,000,000 senior secured convertible notes (the “Tranche A Notes”) to be funded at Closing. The Lead Investor will purchase no less than $100,000,000 of Tranche A Notes. FF Top, the Lead Investor and FFIE will use their respective commercially reasonable efforts to identify additional new and/or existing investors (the “Other Investors” and collectively with the Lead Investor, the “Investors” or “Lenders”) to invest additional capital, for an aggregate investment amount from all Investors of no less than $150,000,000 of Tranche A Notes. The Financing will contain, with respect to any other debt financing: (i) MFN provisions with respect to economics, security and maturity date and (ii) documentation reasonably acceptable to Lead Investor, including, without limitation a pari-passu intercreditor agreement and the Tranche A Notes shall have the benefit of any lower conversion price provided in any such additional debt financing.

Tranche B Notes: The Investors will have the exclusive option to purchase their respective pro rata amount of $150,000,000 - $300,000,000 of additional notes on the same terms (Tranche A/B up to $600,000,000 in total) for a period of time following the Effective Registration Date that is reasonably agreed by both parties’ financial advisors as is required to market and sell the Notes to the Other Investors (the “Tranche B Notes”, and together with the Tranche A Notes, the “Notes”). In the event the Investors do not exercise the option in full, participating Investors will have the option to purchase any remaining amounts based on the participating Investors’ respective pro rata Tranche A amounts (with successive “rounds” in the event that any participating Investor does not participate in the purchase of any remaining amounts). If (x) the Investors have not fully exercised the option for the Tranche B Notes and (y) the Borrower decides to issue additional debt that is junior to Tranche A, the Investors will have a right of first offer with respect to such debt financing; provided, further, that if the Investors do not exercise such right of first offer, (I) the Borrower shall be free to issue such debt financing and (II) any purchase option under the Tranche B Notes exercised after (but not prior to) such debt financing shall be junior to such debt financing.

Lead Signing Date:
The Lead Investor’s signing of the lead convertible note agreement is targeted to occur on or prior to August 8, 2022 (it being understood that Borrower has agreed to publicly disclose no later than August 8, 2022 confidential information provided to a third party financing source, if such date is not extended by such third party), subject to agreement with respect to the Facility security package and documents necessary to perfect security for the Obligations (as defined below) and the execution of definitive documents during this period; provided, however, that the definitive documents will be reasonably agreed to and executed by the parties.

Final Signing Date:
The final signing (i.e., signing by Other Investors and finishing other necessary legal process) is targeted to occur on or prior to August 8, 2022, subject to agreement with respect to the Facility security package and documents necessary to perfect security for the Obligations and the execution of definitive documents during this period; provided, however, that the definitive documents will be reasonably agreed to and executed by the parties.

Additional Financing:	The Loans shall have no cap or other restriction on additional junior debt and/or equity. The Borrower cannot issue additional senior secured debt that is pari-passu with the Facility.

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Closing Date:
First installment in the amount of at least 50% of the Tranche A Notes purchased by each Investor shall be funded within 10 business days after the Final Signing Date and all closing conditions are met (the “First Closing”). Second installment in the amount of the balance of the Tranche A Notes purchased by each Investor shall occur within 20 business days after the First Closing and all closing conditions are met (“Second Closing”).

Use of Proceeds:	The proceeds of the Loans shall be contributed from the Borrower to the operating Guarantors for working capital and any other general corporate purposes.

Security:
Except as described below, the principal, interest and any other amounts owing under the Facility (the “Obligations”) shall be secured by first priority security interests, and liens on, substantially all present and after-acquired assets (other than any asset subject to a purchase money security interest or similar arrangement, to the extent the grant of security therein would violate the terms thereof relating to such asset or otherwise requires consent (it being understood that there shall be no obligation to obtain such consent) (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or would trigger termination of any contract pursuant to any “change of control” or similar provision) of the Borrower and Guarantors, including, but without limitation, a pledge of the equity interests directly or indirectly held by the Borrower and Guarantors, as to be set forth in the security agreement, subject to customary exceptions to be reasonably agreed to by the parties and limitations on foreclosure to the extent required by law.

Interest Rate:
Interest shall accrue on all outstanding principal amounts at a rate of 10% per annum, payable quarterly in cash. Lender has the option to elect to receive interest payments at a rate of 15% per annum, payable quarterly, 5% in cash and 10% in registered common shares of the Borrower (the “Common Shares”), subject to the Ownership Blocker (as defined hereafter), provided that the Common Shares are valued at a 10% discount to the lowest VWAP during the 5 trading days prior to the time of payment.

Maturity Date:	4 years following the closing date with springing maturity 91 days before the maturity date of any junior indebtedness (the “Maturity Date”).

Borrower Optional Prepayments:

Any time prior to the Maturity Date but only after the Effective Registration Date and waiver by the Company of the lockup set forth in the last sentence in “Conversion Price” below, the Borrower has the option to prepay all or any portion of the Facility, upon 15 business days’ prior written notice (during which period, for the avoidance of doubt, Investors may elect to convert the Notes into Conversion Shares), for 110% of total outstanding balance prepaid for any prepayment during the first year after the Closing, 105% of total outstanding balance prepaid for any prepayment during the second year after the Closing, and 100% of total outstanding balance for a prepayment after the second year after the Closing.

Mandatory Prepayments:	Customary for transactions of this kind, including prepayment with net proceeds of asset sales and casualty events, provided that Lender shall have the option to waive any such prepayments.

Original Issue Discount:	10%, net from the disbursement of each loan.

Conversion Price:
Prior to the Maturity Date, the Lender may, at its sole discretion and subject to any applicable law and/or NASDAQ requirements, elect to convert the Obligations into common shares of the Borrower (collectively, the “Conversion Shares”, each, a “Conversion Share”) at a conversion price equal to the lower of (i) $5.00, (ii) the market closing price on the Lead Signing Date, (iii) the final negotiated Conversion Price of the Tranche A Loan, and (iv) the 30-day VWAP at the time of Lead Signing Date (or such other price to be reasonably agreed between FF Top and the Borrower’s financial advisors as is required to market and sell the Loans to co-investors) (the “Conversion Price”). The parties shall work together reasonably to determine a conversion structure that can be executed under applicable law and NASDAQ rules. Investors will agree, from and after the Closing, not to sell the Conversion Shares for a period not to exceed 180 days without a reasonable consent from FFIE.

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Anti-Dilution Protection:	The Conversion Price shall be subject to customary weighted average anti-dilution protection.

Interest Make-Whole
Payment:
If the Lender voluntarily converts the Obligations prior to the Maturity Date, Lender will be entitled to an interest make-whole payment (an “Interest Make-Whole Payment”) equal to the sum of all regularly scheduled stated interest payments due on the Loans occurring after the conversion date for such conversion and on or before the Maturity Date, provided that the interest rate used to calculate the Interest Make-Whole Payment will be 10% if paid in cash or 15% if paid in common shares, less 50% of the amount of the Original Issue Discount. The Borrower will pay the full Interest Make-Whole Payment on the conversion date in cash or registered common shares at the election of the Borrower.

Budget Covenants:	TBD.

DIP Financing:
The Notes shall expressly permit (a) super priority security interests for a debtor-in-possession financing (of no more than $50 million plus a customary professional fee carveout) by the Borrower (“DIP Financing”) and (b) the Borrower to get DIP Financing (including priming the Obligations) of no more than $50 million plus a customary professional fee carveout, so long as (A) the interest rate, fees, and other terms of the DIP Financing are commercially reasonable under the circumstances as determined by a court of competent jurisdiction, and (B) the Agent shall be granted a lien on all collateral, including proceeds, that the provider of the DIP Financing receives, subject only to (x) the priority of the lien granted to the provider of the DIP Financing and the customary professional fee carveout and (y) approval by a court of competent jurisdiction. The Lenders and FF Top will be provided with reasonable opportunity to participate in the DIP Financing process and the Company will consider any DIP Financing proposals from the Lenders and FF Top in good faith.

Ownership Blocker:	9.99% beneficial ownership blocker.

Warrants:	At Closing the Borrower shall issue warrants to the Lender to purchase shares of Common Stock (“Lender Warrants”) as follows:

1.	Coverage: 33% of one warrant, exercisable into one Common Share for each Conversion Share that would be issued to the Lender upon conversion of the Facility at the Conversion Price.

2.	Exercise Price: The exercise price shall equal to $5.00 per share (the “Exercise Price”).

3.	Exercise Period: The Lender Warrants will be exercisable for a period of 7 years from the Closing.

4.	Anti-Dilution Protection: Exercise Price shall be subject to customary weighted average anti-dilution protection

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5.	Exercise: Cash exercise of the option after the warrant shares are registered. Warrant holders can elect to either cash exercise or cashless exercise while warrant shares are unregistered.

6.
Redemption: If the warrant shares are registered and free trading, the Borrower shall have the option to redeem the Lender Warrants upon not less than 30 days’ prior written notice for $0.01 per share if, and only if, the last reported sale price of common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Borrower sends the notice of redemption to the warrant holders.

Conditions to Closing:
The Closing shall be subject to customary conditions precedent, including, but without limitation, provisions usual and customary for facilities and transactions of this type, including, but without limitation: (i) preparation, execution, and delivery of mutually acceptable loan documents, with each party acting reasonably; (ii) delivery of the most current consolidated and unconsolidated audited financials for the Borrower and its subsidiaries and consolidated and unconsolidated unaudited financials for periods subsequent to the audit; (iii) receipt of a written opinions from counsel of the Borrower reasonably satisfactory to the Lender, including, but without limitation, as to due organization, authorization, enforceability, governmental approvals, and conflicts; (iv) payment of the Lender's legal fees and other transaction expenses up to $300,000; and (v) delivery of other customary closing documents, including, without limitation, board resolutions, organizations documents, customary good standing, officers' and incumbency certificates, compliance certificates and lien searches.

Certain Documentation
Matters:
The definitive documents shall include usual and customary provisions for public company convertible notes, including, but without limitation, representations and warranties, affirmative covenants, negative covenants, and events of default to be reasonably agreed by the parties in accordance with customary public company convertible notes.

Preemptive Rights:
Up to 5 years following the Closing, if the Borrower proposes to offer any equity or equity-linked securities (other than shares reserved for employees, or shares issued in the acquisition of another company or other customary exceptions), the Lender shall have a pro rata preemptive right on an as-converted basis to participate in such offer. The Lender will have 7 days to decide to act on the offer from the Borrower.

Registration Rights:
Customary demand and piggyback registration rights, including, but without limitation, within such period after closing as is reasonably acceptable to Lender, Borrower shall use commercially reasonable efforts file a registration statement to register the shares of common stock underlying the Facility. “Effective Registration Date” means the date the registration of shares underlying the Facility is effective.

Legal Fees:
The Borrower shall reimburse FF Top and Lead Investor for all of FF Top’s and Lead Investor’s reasonable and documented out-of-pocket legal and diligence fees and expenses incurred in connection with the Facility up to $300,000 (the “Transaction Fees”), irrespective of whether or not the closing occurs. At the time this Term Sheet is executed and delivered, the Borrower shall send a non-refundable deposit with the counsel for FF Top (on behalf of FF Top and Lead Investor) in the amount of $150,000, to be credited against the Transaction Fees (the “Initial Deposit”). The Transaction Fees shall be paid in full at the time of execution of the definitive documents. Notwithstanding anything to the contrary contained herein, the foregoing provisions of this section “Legal Fees” shall be binding on the Borrower. In addition, subject to approval by the Borrower in its sole and absolute discretion, Borrower, FF Top and Lead Investor shall reasonably agree on a success-based financial advisor fee payable by Borrower to the financial advisor previously identified via email to Borrower in order to generate an additional investment for the Financing pursuant to the investment process previously utilized by the Borrower and its authorized representatives, if and only if such additional investment is consummated by the Borrower.

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Governing Law:
This Term Sheet shall be is governed in all respects by the laws of the State of Delaware, without regard to principles of conflicts of law thereof or of any other jurisdiction which would require the application of any laws other than those of the State of Delaware. The parties agree that Delaware and New York shall be the exclusive venues for any action brought under the Facility.

Exclusivity:
As from the Company’s execution of this Term Sheet until the date that is 10 days after the date this Term Sheet is executed by the Company, Borrower shall not, directly or indirectly through its agents, representatives or otherwise, take any action to solicit, initiate, encourage, facilitate or assist in the submission of, or entertain, negotiate or accept, any proposal, negotiation or offer from any person or entity other than Lead Investor, FF Top or their respective affiliates relating to any new money loan to, or debt financing (including, for avoidance of doubt, loans, notes or indebtedness that are convertible into capital stock of the Borrower, but in all cases excluding any DIP Financing, equity line of credit or real estate financing) for the benefit of the Borrower (a “Financing Transaction”), and will notify FF Top promptly of any inquiries or offers by any third parties in regards to such a Financing Transaction; provided that Borrower’s use of commercially reasonable efforts to identify Other Investors to participate in the Facility in accordance with the terms of this Term Sheet, and Borrower’s discussions with ATW Partners Opportunities Management, LLC and its affiliates and co-investors, and their respective advisors, in connection with the Facility will not be deemed to be a violation of this paragraph. Promptly upon the execution and delivery of this Term Sheet, the Borrower will cease any discussions or negotiations with (and any provision of due diligence materials to) any persons other than Lead Investor and FF Top with respect to any Financing Transaction, other than as expressly permitted by the preceding sentence.

Non-Recourse:	FF Top’s obligations with respect to the Financing shall be without recourse to its affiliates, and the officers, directors, employees, managers, trustees and other agents of FF Top or its affiliates.

Expiration:	This Term Sheet shall expire 7 days following the date first listed above unless first executed and delivered by the parties.

Cleansing Requirements:	All MNPI related to the transaction will be fully cleansed at Final Signing Date.

Counterparts:	This Term Sheet may be executed in one or more counterparts each of which shall be an original and all of which together shall be but one agreement.

(Signature page follows)

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IN WITNESS WHEREOF, the parties hereto have executed this Preliminary Summary of Terms and Conditions as of the 30th day of July 2022.

FF TOP HOLDING LLC

By:	/s/ Jiawei Wang

Name:	Jiawei Wang
Title:	President

FARADAY FUTURE INTELLIGENT ELECTRIC INC.

By:	/s/ Becky Roof

Name:	Becky Roof
Title:	Interim CFO

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